SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-65354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED NOV 26 2004 WASH., D.C. SECTION 213 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 26TH. FLOOR
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loren W. Morris (212) 422-1770
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB & H CERTIFIED PUBLIC ACCOUNTANTS, LLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 08 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Saratoga Capital, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Loren W. Morris, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Saratoga Capital, LLC (Company) at September 30, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Loren W. Morris

Loren W. Morris, GSP

Sworn and subscribed to before me this 24th day of November, 2004.

Bineeta Singh

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2006

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Saratoga Capital, LLC

We have audited the accompanying balance sheet of Saratoga Capital, LLC as of September 30, 2004 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC at September 30, 2004, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&H CPA's, LLC

New York, NY
November 15, 2004

SARATOGA CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash	$	16,840
Receivable from clearing broker		19,020
Clearing deposit		150,158
Receivable from affiliate		24,330
Furniture and fixtures, net of accumulated depreciation of $20,942		27,150
Total Assets	$	237,499

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		125,630
Securities sold not yet purchased, at market		4,366
Total Liabilities		129,996
Contingencies		-
Member's equity		107,503
Total Liabilities and Member's Equity	$	237,499

See accompanying notes.

SARATOGA CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues:		
Commissions	$	932,190
Interest and dividends		105
(Loss) on error account		(203,337)
Other		1,500
Total Revenues		730,458
Costs and Expenses:		
Salaries and related taxes		244,472
Employee benefits		34,894
Dues and Subscriptions		34,367
Clearing expenses		280,106
Professional fees		54,528
Regulatory fees		10,356
Office		37,882
Telephone		38,868
Meals and Entertainment		104,190
Travel		78,910
Rent		6,000
Depreciation		19,884
Total Costs and Expenses		944,457
Net (Loss)	$	(213,999)

See accompanying notes.

SARATOGA CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows From Operating Activities:	
Net (Loss)	$ (213,999)
Depreciation	19,884
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	34,794
Decrease in clearing deposit	99,932
(Increase) in receivable from affilate	(1,000)
Increase in commissions, accounts payable and accrued expenses	90,574
Increase in securities sold not yet purchased, at market	4,366
Net Cash Provided By Operating Activities	34,552
Cash Flows From Investing Activities:	
Net Cash Provided by Investing Activities	-
Cash Flows From Financing Activities:	
Member's distributions (net of contributions)	(63,000)
Net Cash (Used) by Financing Activities	(63,000)
Net (Decrease) In Cash	(28,448)
Cash at beginning of the year	45,289
Cash at end of the year	$ 16,840

See accompanying notes.

SARATOGA CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

		Total Member's Equity
Balance, October 1, 2003	$	384,501
Member's distributions (net of contributions)		(63,000)
Net (Loss)		(213,999)
Balance, September 30, 2004	$	107,503

See accompanying notes.

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on May 31, 2001 as a New York Limited Liability Company that conducts business as a registered broker-dealer under the Securities Exchange Act of 1934. As a Limited Liability Company the member's liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and BNY Brokerage Inc (BNY), securities transactions of the Company are cleared through BNY, and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by BNY.

Accrued Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is September 30.

Revenues

Profits and losses from commissions realized on agency transactions and principal transactions are recorded on a trade date. There were no principal (risk) transactions other than those that are directly relative to the production of commission revenue.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing house for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at September 30, 2004.

Income Taxes

The Company is a single member limited liability Company taxed as partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company is not liable for the filing of income tax returns. Rather, its income is included in the income tax returns of its parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using accelerated methods over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2004, depreciation expense was $19,884.

NOTE 2- NET CAPITAL

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $45,210, which was in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 278%.

NOTE 3- RELATED PARTY

The sole owner of Saratoga Capital LLC is RCM Saratoga Capital LLC. Saratoga Capital LLC subleases the office space on a month to month basis and was charged $6,000 for rent for the year ended September 30, 2004.

NOTE 4- CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2004

NET CAPITAL:	
Total member's equity	$ 107,503
Deductions and/or charges:	
Non-allowable assets:	
Receivable from affilate	24,330
Furniture and fixtures, net	27,150
Other	10,158
Net capital before haircuts on securities positions	45,865
Haircuts on securities positions	655
Net Capital	$ 45,210
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 125,630
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 8,375
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 36,835
Excess net capital at 1,000%	$ 32,647
Percentage of aggregate indebtedness to net capital is	278%

The above computation does differ from the September 30, 2004 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

SARATOGA CAPITAL, LLC
RECONCILIATION OF NET CAPITAL
SEPTEMBER 30, 2004

The net capital under Rule 15c3-1 submitted on the unaudited Focus Report at September 30, 2004 was $36,771 and the audited report shows the net capital is $45,210. The differences are attributable to the following:

Net Capital-unaudited Focus Report	$36,771
Receivable from clearing broker	19,020
Increase in accrued expenses	(14,244)
Other	3,663
Net Capital-audited	$45,210

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Saratoga Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Saratoga Capital, LLC (the "Company") for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+H CPA's, LLC

New York, NY
November 15, 2004

VB&H
Certified Public Accountants, LLC